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14042295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 25064

*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond C. Forbes & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 15 2014
17 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor
(No. and Street)

New York (City) | New York (State) | 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie-Regina Forbes | (212) 742-8140 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200 (Address) | Morristown (City) | New Jersey (State) | 07960 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 12/17/14

12/18/14

OATH OR AFFIRMATION

I, Marie-Regina Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond C. Forbes & Co., Inc., as of September 30th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 01CA0538680
Qualified in Kings County
Certificate filed in New York County
Commission Expires February 28, ~~2014~~ 2018

Signature

President

Title

Gloria Calicchia

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND C. FORBES & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

RAYMOND C. FORBES & CO., INC.
FOR THE YEAR ENDED SEPTEMBER 30, 2014

TABLE OF CONTENTS

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, NJ 07960-6497 USA
973.898.9494 fax 973.898.0686

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholders of
Raymond C. Forbes & Co., Inc.

We have audited the accompanying statement of financial condition of Raymond C. Forbes & Co., Inc. (the "Company"), as of September 30, 2014. This financial statement is the responsibility of Raymond C. Forbes & Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Raymond C. Forbes & Co., Inc. as of September 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

December 12, 2014

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

Assets		
Cash equivalents	$	160
Receivables from brokers and dealers		221,693
Securities owned, at market value		594,695
Other assets		16,918
Total assets	$	833,466
Liabilities and Stockholders' Equity		
Liabilities:		
Securities sold, not yet purchased	$	6,710
Due to bank		49,608
Accrued expenses and other liabilities		272,990
Payable to clearing broker		95,322
Income taxes payable		2,050
Total liabilities		426,680
Stockholders' Equity:		
Common stock (no par value; 200 shares authorized, 105 issued and 100 outstanding)		275,000
Additional paid-in capital		5,724,560
Accumulated deficit		(5,559,177)
Less treasury stock (5 shares)		(33,597)
Total stockholders' equity		406,786
Total liabilities and stockholders' equity	$	833,466

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the New York Stock Exchange, the NASDAQ Stock Market, and other exchanges.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents
Cash equivalents include shares owned of a money market fund.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of income.

Security Valuation
GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. Fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. The accounting rules establish a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including a pricing model and/or risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset and liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs, which are significant to the overall situation.

The three- tier hierarchy of inputs is summarized below:

Level 1: Quoted prices in active markets for identical investments

Level 2: Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary exchange such securities are traded, unless there is no activity, in which case the mean between the last reported bid and the last reported ask price is used. Securities for which market quotations are not readily available are valued at their fair value, as determined in good faith under consistently applied procedures established by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes, which are reflected in the financial statements.

At September 30, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is not subject to U.S. federal and state income tax audits for all periods before fiscal year ended September 30, 2010.

In addition the Company has no income tax related penalties or interest for the period reported in these financial statements.

NOTE 3. TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND DEALERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The payable to clearing broker includes a clearing deposit of approximately $101,000. The Company clears customer transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2014, the Company had net capital of $157,335, which exceeded the minimum net requirement of $100,000 by $57,335.

NOTE 5. SECURITIES OWNED

At September 30, 2014, securities owned consisted of equity shares of one issuer.

NOTE 6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2014:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at September 30, 2014	Valuation Technique
Securities owned:					
Equity securities	$ 585,000	$ -	$ -	$ 585,000	(a)
Equity options	9,695	-	-	9,695	(a)
Total	$ 594,695	$ -	$ -	$ 594,695	
Securities sold, not yet purchased					
Equity options	$ 6,710	$ -	$ -	$ 6,710	(a)

During the year ended September 30, 2014, there were no transfers between levels of the fair value hierarchy.

NOTE 7. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan"). The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 4% of an employee's compensation. During the year ended September 30, 2014, the Company contributed approximately $25,000 to the Plan.

NOTE 8. INCOME TAXES

Although the Company is an S corporation for income tax purposes, it must report its taxable income as a C corporation to the City of New York. The Company utilizes an asset and liability approach to financial accounting and reporting for income. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company files its corporation income tax returns on a September 30 fiscal year end. The Company has New York City net operating loss carryforwards of approximately $1,758,000, which are available to reduce future taxable income.

Such loss carryforwards expire as follows:

September 30,		
2028	$	650,000
2029		551,000
2032		236,000
2036		321,000
	$	1,758,000

The unrealized loss and net operating loss carryforwards give rise to a deferred tax asset of $155,000. However, the Company has determined that a valuation allowance of $155,000 against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company had transactions with an affiliated company related through common ownership. The Company was reimbursed for expenses paid on behalf of the affiliated company amounting to approximately $47,600.

During the year, the Company and the affiliated company from time to time have loaned monies to each other. The affiliated company has loaned $25,000 to the Company. The loan is non-interest bearing and is included in accrued expenses and other liabilities.

NOTE 10. CONCENTRATIONS

Cash and cash equivalents, amounts due from clearing brokers, and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

NOTE 11. SUBSEQUENT EVENTS

There are no other events requiring recognition or disclosure in the financial statement.